Mail Stop 4561
via fax (510) 749-2010

July 6, 2007

Kenneth Klein
Chairman of the Board, President & CEO
Wind River Systems, Inc.
500 Wind River Way
Alameda, CA 94501

> **Re:**   **Wind River Systems Inc..**
> **Form 10-K for the Fiscal Year Ended January 31, 2007**
> **Filed on May 1, 2007**
> **Forms 8-K Filed on March 8, 2007 and May 31, 2007**
> **File No. 001-33061**

Dear Mr. Klein:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on May 1, 2007

Note 1. Description Of The Business

1.   We note you market your products and services in the Middle East. Please advise us of all the countries in the Middle East in which you operate and do business.

Note 2. Summary Of Significant Accounting Policies

Impact of Stock Option Review, page 63

2.   We note in your disclosure that as a result of the review of your historical stock
        option granting practices and related accounting, certain errors were identified
        primarily in fiscal year 1995 through fiscal year 2004 although such errors were
        not material to any previously filed financial statements and as a result, you
        corrected the aggregate error as of January 31, 2004. Please provide your SAB 99
        materiality analysis explaining how you determined that the errors related to each
        prior period were immaterial on both a quantitative and qualitative basis. Please
        ensure your response addresses all of the qualitative factors outlined in SAB 99
        and any other relevant qualitative factors. Additionally, tell us how you
        considered disclosing the information in the "Sample Letter Sent in Response to
        Inquiries Related to Filing Restated Financial Statements for Errors in Accounting
        for Stock Option Grants" on our website at
        http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

Revenue Recognition, page 67

3.   We note in your disclosure that you establish vendor specific objective evidence
        (VSOE) of fair value for maintenance services in your multiple element
        arrangements by reference to substantive stated future renewal rates included in
        contracts or the price charged on similar transactions. Please explain your
        methodology and assumptions used to determine VSOE of fair value of
        maintenance in your multiple element arrangements. In this regard, we note in
        your disclosure on page 24 that although you use standardized agreements, you
        often negotiate and revise terms and conditions of these standardized agreements.
        Describe the process you use to evaluate the various factors that affect your
        establishment of VSOE of fair value for your maintenance services. For instance,
        does the price charged for the maintenance services vary from customer to
        customer? If so, please explain how you determined that you can reasonably
        estimate the fair value of maintenance services. In this regard, for agreements
        where stated future renewal rates are not included, tell us the percentage range
        allowed for your pricing of maintenance services that you consider to be
        representative of VSOE and how you considered the guidance in paragraphs 10
        and 57 of SOP 97-2. Additionally, for agreements with stated future renewal
        rates, tell us what percentage of your customers actually renew at these stated
        rates and provide the range of typical renewal rates that are stated in your
        contracts.

4.   We note that you do not have VSOE for professional services fixed price contracts. We also note on page 30 that training is generally purchased for a fixed fee. Clarify whether you have VSOE for training. Additionally, we note in your disclosure that for arrangements with multiple elements, you recognize revenue when VSOE exists for all undelivered elements or at the point when all elements have been delivered. Clarify how this accounting complies with paragraph 12 of SOP 97-2 whereby if the only undelivered element is post contract support (PCS), the entire fee should be recognized ratably. In addition, explain how you account for multiple element arrangements that include two undelivered elements, such as PCS and services/training under fixed fee contracts.

5.   We also note in your disclosure that you earn revenue from sales of hardware. Clarify the nature of these hardware products including whether your software is embedded in it. If so, tell us whether this software is more than incidental to the hardware and how you considered the guidance under EITF 03-5 in determining whether such sales are within the scope of SOP 97-2. If your software is not embedded in the hardware, for multiple element arrangements that include the hardware, tell us whether you have established VSOE of fair value for such hardware. Furthermore, quantify the amount of revenue recognized from the sale of hardware for each year presented, including the period included in the most recent Form 10-Q.

6.   We note on pages 5, 9 and 30 that you charge customers a production license fee for every copy of your product included in the final manufactured device produced by your customers and that customers report their usage on a quarterly basis or purchase a block of production licenses in advance of use. Clarify your revenue recognition policy for your production license fees including how you recognize revenue for production licenses purchased in advance that are never used by your customer and whether such amounts are refunded. Additionally, tell us whether you are notified of the use of such licenses in the same period that the actual usage took place.

Forms 8-K filed March 8, 2007 and May 31, 2007

7.   We note your GAAP to Non-GAAP reconciliation in the forms 8-K noted above. We believe the non-GAAP operating statement columnar format appearing in these 8-K's may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and question 8 of the

Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Senior Staff Accountant at (202) 551-3406 or the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief